Cybriatech Inc.

B2, 6/F, Phase-2 Hang Fund Industrial Building

2G, Hok Yuen Street, Hung Hom, Kowloon

Hong Kong

August 7, 2025

Via Edgar

Office of Trade & Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cybriatech Inc.
Registration Statement on Form S-1
Filed June 10, 2025
File No. 333-287896

Dear Officer:

This letter is in response to the letter dated July 8, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Cybriatech Inc. (the “Company,” “we,” and “our”). For ease of reference, the Staff’s comments are recited below in bold and are followed by the Company’s responses. Amendment No. 1 to the Registration Statement on Form S-1 (the “S-1/A”) is being filed to accompany this letter.

Registration Statement on Form S-1 filed on June 10, 2025

Cover Page

1.	Please revise your cover page and elsewhere as appropriate throughout the registration statement to reflect the percentage voting power that your CEO, Mr. Yu, will continue to hold if all 2,000,000 shares are sold in this offering. We note your statement that Mr. Yu will hold 75% of the stock. Additionally, for clarity revise your statements to make clear that Mr. Yu currently controls 100% of the voting power of your company. Last, please revise to briefly describe the substantial voting power and control over certain corporate matters that Mr. Yu will have (e.g., election of the board of directors). Consider a cross-reference to your risk factor on page 7 beginning "Our President, Hongyan Yu, owns and controls 100% of the voting power ... ."

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on the cover page of the Registration Statement the percentage voting power that our CEO, Mr. Yu, will continue to hold if all 2,000,000 shares are sold in this offering, and that Mr. Yu currently controls 100% of the voting power of your company, and a brief description of the substantial voting power and control over certain corporate matters that Mr. Yu will have.

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2.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but, if true, a Nevada holding company with operations conducted by subsidiaries based in China and operating in Hong Kong and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Chinese operating company. Additionally, please disclose whether operations conducted by your subsidiaries are through contractual arrangements with a variable interest entity(ies) based in China and that, regardless, this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. To the extent there is a VIE structure, we may have additional comments. Alternatively, if true, please state that your corporate structure does not include VIEs. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on the prospectus cover page of the Registration Statement that we are not a Chinese operating company, that we do not have any subsidiary, that our corporate structure does not include any variable interest entity, and that any investor who purchases shares may never hold equity interests in the Chinese operating company.

3.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or antimonopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. We note you intend to seek OTCQB quotation. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Last, provide cross-references to the individual risk factors identified on the cover page.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on the cover page of the Registration Statement the legal and operational risks associated with being based in or having the majority of our operations in Hong Kong, and whether these risks could result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Company has also disclosed the location of our auditor’s headquarter, and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, will affect our company.

4.	Clearly disclose your corporate structure, including identifying how you will refer to the holding company and any subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed our corporate structure to reflect that we currently have only one entity, Cybriatech Inc., in our corporate structure, that we do not have any subsidiary, and that investors will hold shares in Cybriatech Inc.

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5.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on the cover page of the Registration Statement that the Company does not have any subsidiary, that there is no cash transfer through our organization, and that none of transfers, dividends, or distributions have been made to date from the Company to investors.

6.	To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on the cover page of the Registration Statement that the Company has not established or maintained any cash management policies that dictate how funds are transferred.

Prospectus Summary, page 1

7.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each PRC-related summary risk factor, provide a cross-reference to the relevant individual detailed risk factor.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed in our summary of risk factors section on page 3 of the Registration Statement the risks that our corporate structure and being based in or having the majority of the company’s operations in China poses to investors, and has provided a cross-reference to the relevant individual detailed risk factor for each PRC-related summary risk factor.

8.	Disclose each permission or approval that you and/or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you and/or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC), and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you and/or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on page 7 of the Registration Statement that as advised by our PRC counsel, we are not required to obtain any permissions or approvals from PRC authorities, including the CSRC or the CAC, and that the Company has described the consequences to us and our investors if we: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

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9.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on Cash Flows through Our Organization on page 2 of the Registration Statement that the Company does not have any subsidiary, that there is no cash transfer through our organization, and that none of transfers, dividends, or distributions have been made to date from the Company to investors. The Company has also disclosed that there are no restrictions or limitations on our ability to distribute earnings from the Company to U.S. investors.

10.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals from PRC governmental agencies to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on page 7 of the Registration Statement that our conclusion that we do not need any permissions and approvals from PRC governmental agencies to operate our business and to offer securities to investors is based on the opinion of our PRC counsel. The Company has also filed the opinion of our PRC counsel as Exhibit 8.1.

Risk Relating to Doing Business in Hong Kong

All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws..., page 9

11.

Please revise the last paragraph of this risk factor to state specifically that given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the last paragraph of this risk factor on page 16 of the Registration Statement to state specifically that given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

12.

Please revise your disclosure to state whether your sole officer and director is located in the PRC/Hong Kong. Separately, include a separate “Enforceability” section, consistent with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will much more difficult to take these actions) and revise your risk factor disclosure to address the same.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on page 21 of the Registration Statement that our sole officer and director is located in Hong Kong, and has disclosed in the risk factor “It will be difficult to acquire jurisdiction and enforce liabilities against our sole officers and director and assets based in Hong Kong.” that it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our sole director and officer or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws. The Company has also included a separate “Enforceability” section on page 42 of the Registration Statement.

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We face a risk that changes in the policies of the PRC government could have a significant impact..., page 10

13.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed in the risk factor “There remain some uncertainties as to whether we will be required to obtain approvals from the PRC authorities to list on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that we will be able to obtain such approval. We may become subject to a variety of PRC laws and other obligations regarding data security in relation to offerings that are conducted overseas, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer common stock to investors and cause the value of our common stock to significantly decline or be worthless.” on page 17 of the Registration Statement how this oversight impacts our business and our offering and to what extent we believe that we are compliant with the regulations or policies that have been issued by the CAC to date.

14.

We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance. We note your statement here that you "are not subject to permission requirements from the CSRC." Please expand your discussion to briefly discuss how/why the Trial Measures do not apply to you as applicable.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on page 16 of the Registration Statement that as advised by our PRC counsel, we are not subject to permission requirements from the CSRC are based on the fact that (1) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China; (2) the Company does not have any business operations in mainland China; (3) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; (4) the Company has not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; and (5) the sole officer and director does not have his usual place of residence located in mainland China.

Management's Discussion and Analysis, page 21

15.	Please provide an analysis of the results of operations for the period from December 15, 2023 (inception) to November 30, 2024. Refer to Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on page 30 of the Registration Statement an analysis of the results of operations for the period from December 15, 2023 (inception) to November 30, 2024.

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Description of Business, page 24

16.	Please revise your disclosure here and elsewhere as appropriate, to briefly expand your discussion regarding your current and planned business, including your target market and customers (i.e., specific industry focus, market size, nature of business etc.). In this regard, we note that for the three months ended February 28, 2025, revenue was generated from two customers. To the extent that you have agreements with your customers, please revise to state as much and if applicable, file such agreements as exhibits. If you have not entered into any agreements with customers, please state as much.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on page 33 of the Registration Statement our current and planned business, including our target market and customers, and has filed our agreements with our customers as Exhibit 10.1 and 10.2.

Overview of Current Operations, page 24

17.	Please revise your disclosure here and elsewhere as appropriate to discuss briefly but in greater detail the various consulting services you provide or intend to provide. To the extent that any services are aspirational, please revise to state as much. In your description, consider the use of examples or other illustration so investors may better understand your specific business operations and activities.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company disclosed on page 33 of the Registration Statement our various consulting services we currently provide or intend to provide.

Executive Compensation

Summary Compensation Table, page 36

18.	Please revise to include the 6,000,000 shares of restricted common stock issued to your Chief Executive Officer on September 23, 2024.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company has disclosed on page 46 of the Registration Statement the 6,000,000 shares of restricted common stock issued to our Chief Executive Officer on September 23, 2024.

Exhibits to Registration Statement

Consent of Independent Accounting Firm, page II-2

19.	Please have your auditor revise their consent to refer to the use of the report in the registration statement, rather than to its "incorporation by reference.”

Response: In response to the Staff’s comment, the Company advises the Staff that the Company’s auditor has revised their consent to refer to the use of the report in the registration statement.

Thank you in advance for your assistance in reviewing our responses and the Amendment No. 1 to Form S-1. Should you have any questions with respect to the above responses or the Form S-1/A, please do not hesitate to contact me.

Sincerely,

/s/ Hongyan Yu

Hongyan Yu

Chief Executive Officer

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